Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Lithium Americas Corp. ("Lithium Americas" or the "Company")
300 - 900 West Hastings Street
Vancouver, BC, V6C 1E5

Item 2 Date of Material Change

February 6, 2023

Item 3 News Release

A news release with respect to the contents of this report was issued on February 7, 2023 and was disseminated through the facilities of recognized newswire services. A copy of the new release was filed on SEDAR.

Item 4 Summary of Material Change

Lithium Americas received a favorable ruling from the US District Court, District of Nevada ("Federal Court") on February 6, 2023, for the appeal filed against the Bureau of Land Management ("BLM") for the issuance of the Record of Decision ("ROD") relating to the Company's 100%-owned Thacker Pass project ("Thacker Pass" or the "Project") located in Humboldt Country, Nevada. The Federal Court has declined to vacate the ROD for the mining Plan of Operations (the "Federal Permit").

Item 5 Full Description of Material Change

Lithium Americas received a favorable ruling from the Federal Court on February 6, 2023, for the appeal filed against the BLM for the issuance of the ROD relating to the Company's 100%-owned Thacker Pass project located in Humboldt Country, Nevada. The Federal Court has declined to vacate the Federal Permit. The Federal Court ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings and did not impose any restrictions expected to impact the construction timeline. The Federal Court rejected arguments that the Project will cause unnecessary and undue degradation to the local sage grouse population and habitat, groundwater aquifers and air quality; that the BLM failed to adequately assess the Project's impacts on air quality, wildlife and groundwater; that the BLM failed to adequately consider the Project's impacts to culturally or religiously significant areas; and that BLM acted unreasonably or in bad faith in identifying tribes for consultation before approving the Project. The remand issued by Federal Court to the BLM is to determine whether the Company possesses adequate mining-claim rights to the lands over the area in which the waste storage and tailings are expected to be located, based on an appellate decision that was issued after the BLM issued its ROD for Thacker Pass.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 Omitted Information

There are no significant facts required to be disclosed herein that have been omitted.

Item 8 Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Jonathan Evans, Chief Executive Officer and President
Lithium Americas Corp.
300 - 900 West Hastings Street
Vancouver, BC V6C 1E5
1 (778) 656-5820
legal@lithiumamericas.com

Item 9 Date of Report

February 7, 2023.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This material change report may contain certain forward-looking information, including information with respect to the anticipated impact of the ruling on the construction plan and timeline for the Project and the process to address the remand issued in respect of the waste dump and tailing storage area. Statements that are not historical fact are "forward-looking information" as that term is defined in National Instrument 51-102 of the Canadian Securities Administrators (collectively, "forward-looking information"). Forward-looking information is frequently, but not always, identified by words such as "plans", "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In stating the forward-looking information herein, Lithium Americas has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking information involves information about the future and is inherently uncertain, and actual results, performance or achievements of Lithium Americas and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking information due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks relating to the impact of the ruling on the construction plan and timeline for the Project and the process to address the remand issued in respect of the waste dump and tailing storage area; and other risks and uncertainties disclosed in information released by Lithium Americas and filed with the applicable regulatory agencies.

Lithium Americas' forward-looking information is based on the beliefs, expectations and opinions of management on the date such information is posted, and Lithium Americas does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking information.

Additional risks, assumptions and other factors upon which forward-looking information is based, as it pertains to Lithium Americas and its business, are set out in its latest management's discussion and analysis and its most recent annual information form, copies of which are available under Lithium Americas' profile on SEDAR at www.sedar.com.